EXHIBIT 12

                             AMERICAN STORES COMPANY

                 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (UNAUDITED)

           In the computation of the ratio of earnings to fixed charges for the Company, earnings consist of pre-tax income from continuing operations before the impact of an extraordinary item, plus fixed charges (adjusted for capitalized interest). Fixed charges consist of interest, whether expensed or capitalized (including the amortization of debt expense), plus the amount of rental expense which is representative of the interest factor in the particular case.
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

                                                       FISCAL YEAR                                      39 WEEKS ENDED
                          --------------------------------------------------------------------    ----------------------------

                                                                                                    NOVEMBER 1,       NOVEMBER 2,
                            1996          1995            1994          1993           1992           1997             1996
                          --------      --------        --------      --------       --------      -----------      ----------
                                                            (IN THOUSANDS OF DOLLARS)

Earnings before income    $504,552      $550,916       $606,263       $480,805      $378,281         $349,678        $388,079
taxes...................
Fixed charges (detail
below)..................   282,355       259,648        265,529        284,834       311,937          247,518         206,876
Adjusted for:
    Capitalized
    interest............  (10,567)       (8,542)        (3,900)        (3,416)       (1,966)          (11,296)         (6,091)
    Previously
    capitalized interest
    amortized during
    the period..........     1,612         1,231          1,269          1,246         1,288            1,467          1,153
                          --------      --------       --------      ---------      --------         --------        --------
Earnings................  $777,952      $803,253       $869,161       $763,469      $689,540         $587,367        $590,017
                          ========      ========       ========      =========      ========         ========        ========

Interest expense........  $171,558      $159,545       $170,703       $189,773      $214,394         $161,937        $125,491
Capitalized interest....    10,567         8,542          3,900          3,416         1,966           11,296           6,091
Interest factor for
rental expense of
    operating leases....   100,230        91,561         90,926         91,645        95,577           74,285          75,294
                          --------      --------       --------       --------      --------         --------        --------
Fixed charges...........  $282,355      $259,648       $265,529       $284,834      $311,937         $247,518        $206,876
                          ========      ========       ========       ========      ========         ========        ========

Ratio of earnings to
fixed charges........... 2.76 to 1     3.09 to 1      3.27 to 1      2.68 to 1     2.21 to 1        2.37 to 1       2.85 to 1
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